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                              CHECKFREE CORPORATION
                           4411 East Jones Bridge Road
                             Norcross, Georgia 30092
                                 (678) 375-3000


                                January 22, 2001


VIA EDGAR
---------

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

         Re:  CheckFree Corporation
              Registration Statement on Form S-4
              (Registration No. 333-15247)

Ladies and Gentlemen:

         Please be advised that CheckFree Corporation (the "Company") hereby requests withdrawal of the above-mentioned Registration Statement pursuant to Rules 477 and 478 of Regulation C promulgated by the Securities and Exchange Commission under the Securities Act of 1933, as amended. The Registration Statement was originally filed on October 31, 1996. As no securities were sold, or will be sold, pursuant to the Registration Statement, the Company hereby requests withdrawal of said Registration Statement (Registration No. 333-15247).


                                 Very truly yours,

                                 CHECKFREE CORPORATION



                                 By:      /s/ Robert J. Tannous
                                    --------------------------------------------
                                          Robert J. Tannous, Assistant Secretary